

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 2, 2008

Mr. R. Don Morris
President
Bullion Monarch Mining Inc.
299 East 950 South
Orem, Utah 84058

> **Re: Bullion Monarch Mining, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended April 30, 2007**
> **Filed September 20, 2007**
> **Form 10-QSB for Fiscal Quarter Ended January 31, 2008**
> **Filed March 17, 2008**
> **Response Letter Dated July 23, 2008**
> **File No. 1-03896**

Dear Mr. Morris:

　　　　We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exchange Act Reports

1.   Please note that we are continuing to consider your response to our prior comment number one, regarding the need to file additional information for prior periods.

Introduction, page 4

2.   We note your response to our prior comment number three. Please provide your organization information in any amended filings as well as all future periodic reports.

Mr. R. Don Morris
Bullion Monarch Mining, Inc.
October 2, 2008
Page 2

3.   We note your response to our prior comment number four. Please include
        disclosure describing how the reorganization was accounted for in any amended
        filings as well as all future periodic reports.

4.   We note your response to our prior comment number five. Please refer to the
        General Instruction - E. to Form 10-KSB for guidance on incorporation by
        reference to this form. It is not appropriate to incorporate required information by
        reference to a previously filed annual report. Please modify your document
        accordingly.

Form 10-KSB/A for Fiscal Year Ended April 30, 2007

Recent Sales of Unregistered Securities, page 20

5.   We note your response to our prior comment number six. Please include
        disclosure of the value ascribed to the shares and the factors considered in
        determining the value.

(e) Revenue Recognition., page 29

6.   We note your response to our prior comment number nine. It appears your
        arrangements and revenue recognition policy includes provisional pricing
        elements. Please tell us if your have considered the applicable guidance for
        embedded derivative instruments, commonly referred to as provisionally-priced
        metals contracts in the industry, as noted in paragraph 12 of SFAS 133. Further
        note that provisionally priced revenue should be measured using the forward rate.
        Refer to Topic VII of the September 25, 2002 AICPA SEC Regulations
        Committee meeting highlights, at the following website address:
        http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf.

Property and Equipment, Mining Properties, Mineral Leases

Exploration and Development Costs, page 30

7.   We note your response to our prior comment number 11. Please explain why you
        believe the costs of acquiring mining properties and the costs of developing
        properties that have proven or probable reserves should be expensed. Please refer
        to paragraph 9 of EITF 04-2.

8.   Please review your responses to our prior comments 11 and 12. It appears your
        two responses differ on the topic of acquisition costs. Please clarify your
        treatment of such costs.

Note 8 – Mining Properties and Mineral Leases, page 35

9.   We note your response to our prior comment number 15. We reissue our
        comment which asked you to explain why you believe it is appropriate to record
        your mineral property leases on a present value or discounted basis. Please
        clarify if these represent mineral rights or some other form of asset.

Form 10-QSB, filed March 17, 2008

Consolidated Statements of Cash Flows, page 6

10.   We note your response to our prior comment number 16 and we are unable to
        agree with your conclusion. Please explain why you believe cash flows for
        acquired mineral leases represent financing activities. Please refer to paragraph
        17(c) of SFAS 95

Engineering Comments

11.   We note response to our prior comment 20 and your disclosure of the Gold
        Mountain Property referring to a property containing a 750,000 ounce drilled gold
        resource on page 10. The provisions in Industry Guide 7 preclude the use of any
        terms other than proven or probable reserves for disclosure in SEC documents.
        Please remove this disclosure from your filing.

12.   We note your response to our comment 24 indicting you believe you addressed
        our questions regarding mining properties and mineral rights. Please address each
        of the following:

        ▪   Disclose the type of claim you own or control (Federal or State, lode or
            placer, and patented or unpatented) the number of claims of each type, and
            the total surface area of your mining claims and/or any real properties.

        ▪   List separately surface rights or properties that are included with your
            mining areas.

        ▪   Include certain identifying information, such as the property names, claim
            name/number, and dates of recording and expiration that is sufficient to
            enable your claims to be distinguished from other claims that may exist in
            the area. In the event this is a voluminous list, please include as a separate
            exhibit.

- ▪ Describe the conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

                             Sincerely,

                             Jill S. Davis
                             Branch Chief